April 17, 2019

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Reynolds

Re:	NuStar Energy L.P.
Registration Statement on Form S-3
Initially Filed on April 12, 2019
File No. 333-230823
Request for Acceleration

Dear Mr. Reynolds:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, NuStar Energy L.P., a Delaware limited partnership (the “Partnership”), hereby requests that the effective date of its Registration Statement on Form S-3 (File No. 333-230823) (the “Registration Statement”) be accelerated and that the Registration Statement be declared effective at 4:30 p.m., Washington, D.C. time, on April 19, 2019, or as soon thereafter as practicable.

If you have any questions regarding the foregoing request, please contact the undersigned at (210) 918-2512.

Very truly yours,

NUSTAR ENERGY L.P.

By:	Riverwalk Logistics, L.P., its general partner

By:	NuStar GP, LLC, its general partner

By:	/s/ Amy L. Perry
Amy L. Perry
Executive Vice President—M&A, Strategic Direction and Investor Relations and Corporate Secretary

cc:	George J. Vlahakos, Sidley Austin LLP

19003 IH-10 West • San Antonio, Texas 78257 • Telephone (210) 918-2000